Back **2015-05-22, 15:57:38, EDT**

# File insider report - Completed

The transaction has been reported.

**Reported transactions for this session.**

**Insider:** Chase.G **Issuer:** TransGlobe Ener **Security:** DSU Cash

| | | | |
|---|---|---|---|
| Transaction Number | 2660502 | | |
| Security designation | DSU (Cash) | | |
| Opening balance of securities or contracts held | 13142 | | |
| Date of transaction | 2015-05-15 | | |
| Nature of transaction | 56 - Grant of rights | | |
| Number or value of securities or contracts acquired | 12400 | | |
| Equivalent number or value of underlying securities acquired | 12400 | | |
| Number or value of securities or contracts disposed of | | | |
| Equivalent number or value of underlying securities disposed of | | | |
| Unit price or exercise price | 4.9900 | Currency | Canadian Dollar |
| Conversion or Exercise price | | Currency | |
| Date of expiry or maturity | | | |
| Closing balance of securities or contracts held | 25542 | Insider's calculated balance | |
| Filing date/time | 2015-05-22 15:57:35 | | |
| General remarks *(if necessary to describe the transaction)* | These will be settled in cash | | |
| Private remarks to securities regulatory authorities | | | |